

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 17, 2017

Via E-mail
Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002

> **Re: Oasis Petroleum Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-34776**

Dear Mr. Lou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 4

Proved Undeveloped Reserves, page 8

1.   Your discussion of the changes in proved undeveloped reserves indicates that the line item entry representing revisions in the previous estimates of reserves is the result of an aggregation of separate and unrelated factors with offsetting effects, e.g. positive revisions relating to larger completion designs and a higher gas oil ratio and negative revisions due to the removal of proved undeveloped locations that are no longer aligned with the anticipated five-year drilling plan and negative revisions due to lower commodity prices.

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor so that the change in net reserves between periods is fully explained. In regards to your disclosure of revisions in the previous estimates of reserves, please expand your discussion to identify any additional factors such as changes caused by well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan in addition to the changes in the net quantities caused by commodity prices. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the comparable disclosure of the revisions in net quantities of total proved reserves pursuant to FASB ASC 932-235-50-5 for each of the periods presented on page 122.

2.   The disclosure provided on page 8 indicates that approximately 33% of your proved undeveloped reserves at December 31, 2016 are attributable to wells that have been drilled but not yet completed. Please provide us with the total number of gross wells and the net quantities of proved undeveloped reserves attributable to those wells as of December 31, 2016 which are not scheduled to be completed and the related reserves converted to developed reserves within five years of the initial disclosure as proved undeveloped reserves. To the extent that there are any such reserves, please tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to complete the development these reserves.

Production, Revenues and Price History, page 10

3.   Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field and/or geological formation that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Non-GAAP Financial Measures, page 72

4.   The adjustments you make in connection with your presentation of Adjusted Net Income (Loss) for the year ended December 31, 2015 result in changing a GAAP loss for the period to non-GAAP income. However, the number of shares used to determine adjusted diluted earnings per share does not appear to have been adjusted to include the impact of dilutive securities which had been excluded from the calculation of GAAP loss per share. Revise your presentation to include dilutive securities in your calculation of adjusted diluted earnings per share. Note that similar considerations apply in circumstances where non-GAAP adjustments result in changing GAAP income to non-GAAP loss such as appears to have occurred for the three and six month periods ended June 30, 2017; anti-dilutive securities should be excluded from your calculation of adjusted loss per share.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 if you have questions regarding the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comment. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources